Press Release
 October 6, 2005

ÉLÉONORE PROJECT:
THE ROBERTO SYSTEM NOW TRACED OVER 1.9 KM
AND TO A VERTICAL DEPTH OF 720 m

Virginia Gold Mines Inc. (“Virginia”) is very pleased to announce new developments concerning its exploration program currently in progress on the Éléonore property (100% Virginia), located in the Opinaca reservoir sector, James Bay region. In total, 16 new holes (ELE-05-132 to ELE-05-140 and ELR-05-47,49,50,55,56,57,58) tested the Roberto mineralized system in this recent period.

Depth Extension
A new hole confirmed that the Roberto mineralized system continues at depth under level -700 m (see main longitudinal). Hole ELE-05-136 intersected the Roberto zone to a vertical depth of 720 m, with two high-grade intersections grading 20.46 g/t Au / 2 m followed by 28.65 g/t Au / 2 m.

Complementary assays of hole ELE-05-124C, to a depth of 600 m (previously published) now indicate that the Roberto zone grades 18,0 g/t Au / 4 m rather than 24,96 g/t Au / 2 m already announced.

These results are very encouraging as the Roberto mineralized system remains totally open at depth and continues to generate economic results.

North Extension
Most of recent holes were concentrated on the north shore of the Opinaca reservoir in order to test in more detail the north extension of the Roberto system and to allow a better understanding of its geometry. Additional work extended the mineralized system over more than 450 m to the northeast, up to section 68+00 E where it remains completely open (surface plan). The two main mineralized zones, Roberto Est and Zone à biotite, are traced according to a ENE general direction with a strong dip to the NW.

Best results in the Roberto Est zone were obtained in the north easternmost area, at the currently known limit of the zone. At surface, the Roberto Est zone returned 5.49 g/t Au / 10 m in trench TR-20 Ext. Drill results were also positive, notably with 26.26 g/t Au / 5.5 m (ELR-05-55) and 44.67 g/t Au / 2 m (ELR-04-13), this last intersection now being related to the Roberto Èst zone. This high grade sector is totally open to the ENE and at depth (see north longitudinal). Beyond this very promising area, the Roberto Est zone remains a fertile, auriferous structure, that has yielded many intersections highly anomalous in gold over thicknesses of up to 40 m.

As for the Zone à Biotite, it reveals a promising potential at depth with results including 9.95 g/t Au / 5.3 m (ELR-05-56), 5.24 g/t Au / 5.25 m (ELR-05-55) and 22.4 g/t Au / 1.5 m (ELR-05-57) (north longitudinal). The zone remains totally open at depth. The zone is more discontinuous nearer the surface and is sometimes intersected by injections of diorite but it nonetheless produced some new interesting intersections with 4.63 g/t Au / 3 m and 11.41 g/t Au / 2 m in hole ELE-05-137 and 4.91 g/t Au / 4.79 m in hole ELE-05-138.

Aside from these two zones (Roberto Est and Zone à Biotite), many other interesting mineralized zones were intersected by drilling. In the periphery of the Roberto Est and Zone à Biotite, comparable mineralized zones as well as a network of metric quartz veins (frequently containing visible gold) yielded very interesting intersections including 8.25 g/t Au / 4 m (ELR-05-49), 5.19 g/t Au / 4 m (ELR-05-47), 3.79 g/t Au / 5 m and 70.96 g/t Au / 1 m (ELR-05-55) and 7.88 g/t Au / 2 m (ELE-05-140). You may recall that the periphery of Roberto Est and Zone à biotite revealed a more-brittle-type mineralization and had returned high-grade intersections including 28.4 g/t Au / 1 m, 13.14 g/t Au / 1.25 m, 74.2 g/t Au / 1.3 m, 94.11 g/t Au / 1 m, 22.26 g/t Au / 0.95 m, 43.84 g/t Au / 1.5 m and 24.72 g/t Au / 1 m. Additional drilling using a closer spacing will be required to better understand the potential of these mineralized zones. In spite of less-constant results obtained within the two main zones, the presence of several new promising, mineralized zones clearly demonstrates that the Roberto corridor remains a very fertile auriferous structure in its north extension. Complete assays results are reported in the annexed table.

These recent results are very encouraging as the Roberto system is now traced over 1.9 km laterally and to a vertical depth of 720 m and remains totally open in all directions. The system shows a good continuity at depth and its north extension has been extended by 450 additional metres. Exploration work on Roberto will be carried out throughout the fall of 2005.

Work is carried out by the personnel of Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch sample sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. For each significant mineralized intersection, 10% of the samples (1 to 2 per intersection) are quarter split and the core is sent to a second certified laboratory. Furthermore, each pulp from the quarter split is returned to the first laboratory for a second gold analysis in order to cross check the analytical reproducibility.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with approximately 45 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For additional information, please contact:

André Gaumond, President
Paul Archer, V.P. Exploration (QP)
Amélie Laliberté, Investor Relations
Tel.:(800) 476-1853 – (418) 694-9832
Fax: (418) 694-9120
Email: mines@virginia.qc.ca
Web : www.virginia.qc.ca